Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the common stock, $0.01 par value per share (the “common stock”), of PDC Energy, Inc. (the “Company”), which is the only class of the Company’s securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following summary is not complete. You should refer to the applicable provisions of the Company’s certificate of incorporation, the Company’s bylaws, and the General Corporation Law of the State of Delaware (“DGCL”), including Section 203, for a complete statement of the terms and rights of the common stock. Copies of the certificate of incorporation and bylaws have been filed with the Securities and Exchange Commission as Exhibits 3.1 and 3.2, respectively, to the Company’s Annual Report on Form 10-K.

Common Stock

The Company’s certificate of incorporation authorizes the issuance of 150,000,000 shares of common stock. Holders of common stock of the Company are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as may be otherwise provided in a preferred stock designation, holders of common stock have the exclusive right to vote for the election of directors.

Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Company’s board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange or pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, holders of common stock will be entitled to share ratably in the Company’s assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of the Company’s debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Anti-takeover Effects of Delaware Law and Provisions of the Company’s Certificate of Incorporation and Bylaws

Delaware Law

Section 203 of the Delaware General Corporation Law (the “DGCL”) generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•prior to such time, either the business combination or the transaction in which the stockholder became an interested stockholder was approved by the board of directors;

•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

An “interested stockholder” is generally defined as a person or group that beneficially owns 15% or more of the corporation’s outstanding common stock. A “business combination” includes a merger, consolidation, sale of assets or other transaction resulting in a financial benefit to the stockholder.

Certificate of Incorporation and Bylaws

The certificate of incorporation and bylaws:

•establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive office not less than 80 days nor more than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting; and

•provide that the authorized number of directors may be changed only by resolution of the board of directors and may not exceed a total of nine.

Limitation of Liability and Indemnification Matters

The certificate of incorporation limits the liability of the Company's directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

The bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with each of its directors pursuant to which it has generally agreed to provide indemnification and advancement to the directors to the maximum extent permitted by the DGCL.